Exhibit 99.1

Guardforce AI Reports Record Revenue of $36.3 Million for 2023

Gross profit increased 43% over the prior year

Reports significant advancement in robotic service and AI capabilities expected to enhance market leadership and propel growth

NEW YORK, NY / April 29, 2024 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security, AI and Robot-as-a-Service (RaaS) provider, today announced financial results and provided a business update for the year ended December 31, 2023.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “2023 was another transformative year for our Company and I am pleased to report that we achieved record annual revenue of $36.3 million for the year ended December 31, 2023. Also, as a result of this increased revenue, combined with cost-cutting and efficiency measures, our gross profit increased 43% over the year ended December 31, 2022. We attained solid results and enhanced margins, even as the impact of the Covid-19 pandemic lessened, affecting higher margin sales of robots for related cleaning and temperature monitoring applications. Nevertheless, looking back at the past three years, we have not only diversified our RaaS services, but also accelerated our transition to incorporate AI solutions within our RaaS offering, especially in 2023.”

2023 Key Milestones

●	Guardforce AI expanded its clientele within retail and chain stores, aligning with the growth of its secured logistics businesses:

o	This strategy helped the Company better understand clients’ needs and develop customized AI solutions.

o	Retail clients became a significant portion of the Company’s secured logistics solutions due to their demand for cash processing and trackable digital records.

o	As the only company in Thailand that provides complete end-to-end cash management solutions, including Guardforce Digital Machines (GDM), Guardforce AI extended four important contracts, two of which were with large retail clients. Consequently, approximately half of the Company’s top 15 client base now consists of retail and chain stores.

●	Diversified its Robot-as-a-Service (RaaS) solution by:

o	Deepened partnerships and enhanced the Guardforce AI Intelligent Cloud Platform (GFAI ICP) for further AI integration capabilities.

o	Incorporated Google Cloud’s language service capabilities into robots and partnered with iApp Technology Co., Limited in Thailand, for cutting-edge Generative AI robot voice interactions and intelligent Q&A capabilities.

o	Developed three types of AI solutions: AI Assistant, AI Security Agent, and AI Advertising solutions.

o	Partnered with VRCN Limited to develop AI Security Agent solutions and became the official technology partner for The Knights Award Season 2 and Major League Basketball in Malaysia.

o	Partnered with Concorde Security Pte in Singapore to integrate security hardware and software systems with GFAI’s robots and Platform-as-a-Service (PaaS) for smarter security services.

o	Improved its cloud platform to further support AI advertising services.

●	Focused on robotic AI services in the hospitality industry, recognizing the immense potential of the tourism market.

o	Established a partnership with China International Travel Service Shenzhen Co., Ltd (Nice Tour) to roll out Robot Travel Agent assistants in Guangdong Province, China.

●	Geographically, Guardforce AI strengthened its presence in the Asia Pacific region, including mainland China, through the acquisition of key assets from Shenzhen Kewei Robot Technology Company Ltd in February 2023.

●	Strengthened its balance sheet by converting $15.9 million of debt and interest into ordinary shares at $5.40 per share in September 2023 and raised approximately $23.0 million gross proceeds from two confidentially marketed public offerings closed in May 2023.

●	Ended the year in a strong financial position with approximately $22.0 million in cash and cash equivalents (including restricted cash).

“In 2024, our primary focus in the robotics AI solution business will be to accelerate our robotic/AI transformation. We plan to leverage our extensive customer base in the traditional security sector and invest in expanding our R&D team dedicated to robotic/AI solutions. Collaborating with various partners, we plan to introduce a diverse range of AI solutions, with a particular emphasis on AI solutions tailored for the retail and tourism industries. Our goal is to empower our customers to optimize their sales and marketing operations, ultimately leading to a significant increase in our revenues. In our security logistics business, we foresee significant growth opportunities in the Thailand retail sector, driven by an anticipated surge in Chinese tourists. This influx has the potential to accelerate retail business growth in Thailand and boost both physical cash and electronic transactions in 2024. We will further develop our high-margin GDM business and aim to expand our reach to additional chain retailers and public transportation authorities. Additionally, we continue to carefully manage our expenses and have implemented successful cost reduction strategies, such as process streamlining and resource allocation optimization, which have led to decreased operating expenses overall,” concluded Ms. Wang.

Financial Overview

Our revenue increased by $2.3 million, or 6.8%, to $36.3 million for 2023, compared to $34.0 million for 2022. This increase was primarily due to increased revenue from the Cash-In-Transit business, Guardforce Digital Machine, and Beijing Wanjia Security. Gross profit increased from $3.8 million in 2022 to $5.4 million in 2023, an approximate 43% increase. As a result of our effective management of cost of revenue, our gross profit margin increased from 11.1% in 2022 to 14.9% in 2023. We also made substantial progress by narrowing down the adjusted net loss by 61.5%, or $2.9 million, year over year, primarily attributable to the improvement from gross profit and our effective cost-controlling initiative. Net loss was $29.6 million for 2023 compared to a net loss of $18.6 million for 2022. This variance was mainly due to our business transition from RaaS to Robots with AI solutions, which has resulted in a non-cash impairment impact from obsolete inventory and assets in robotics in 2023. Net loss per share was $4.53 for 2023 compared to $14.97 for 2022. As of December 31, 2023, and 2022, the Company had cash and cash equivalents (including restricted cash) of approximately $22.0 million and $8.2 million, respectively.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is a global integrated solution provider, focusing on security solutions (since 1982) and AI & robotic solutions (since 2020). Drawing upon its extensive experience in the security industry, spanning over 41 years, along with an established premiere long-term customer base, and robust sales channels, Guardforce AI has embarked on a transformative journey towards becoming a total AI solution provider. While firmly rooted in the Asia Pacific region, Guardforce AI is also expanding its global presence in the U.S. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

(tables follow)

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Profit and Loss

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2023	2022	2021
		(Restated**)	(Restated**)
Continuing operations:
Revenue	$36,280,502	$33,965,648	$34,668,872
Cost of sales	(30,889,226)	(30,196,382)	(31,056,994)
Gross profit	5,391,276	3,769,266	3,611,878

Provision for expected credit loss on trade receivables and other receivables	(899,433)	-	-
Allowance for doubtful debts on a related party receivable	(5,637,527)	-	-
Impairment loss on goodwill	(2,267,583)	-	-
Impairment loss on intangible assets	(3,713,551)	-	-
Provision for and write off of withholding taxes receivable	(683,344)	(448,243)	(190,038)
Provision for obsolete inventory	(3,797,552)	(942,882)	-
Impairment loss on fixed assets	(3,682,789)	(4,408,037)	-
Stock-based compensation expense	(1,101,800)	(252,095)	-
Selling, distribution and administrative expenses	(12,910,475)	(14,544,248)	(7,174,290)
Operating loss	(29,302,778)	(16,826,239)	(3,752,450)

Other income, net	461,926	87,616	292,732
Foreign exchange gains (losses), net	305,026	(590,965)	(1,819,661)
Finance costs	(653,374)	(1,141,830)	(984,843)
Loss before income tax from continuing operations	(29,189,200)	(18,471,418)	(6,264,222)

Provision for income tax (expense) benefit	(434,320)	(132,208)	732,868
Net loss for the year from continuing operations	(29,623,520)	(18,603,626)	(5,531,354)

Discontinued operations:
Net profit (loss) for the year from discontinued operations	34,138	(62,432)	39,700
Net loss for the year	(29,589,382)	(18,666,058)	(5,491,654)
Net loss attributable to non-controlling interests	17,721	101,264	9,727
Net loss attributable to equity holders of the Company	$(29,571,661)	$(18,564,794)	$(5,481,927)

Loss per share
Basic and diluted loss attributable to the equity holders of the Company	$(4.53)	$(14.97)*	$(11.90)*

Loss per share from continuing operations
Basic and diluted loss attributable to the equity holders of the Company	$(4.53)	$(14.90)*	$(11.98)*

Weighted average number of shares used in computation:
Basic and diluted	6,531,918	1,239,852 *	460,719 *

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

**	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Handshake (Note 27).

Guardforce AI Co., Limited and Subsidiaries

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

		As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$20,235,227	$6,930,639
Restricted cash	100,764	-
Trade receivables	5,630,805	5,400,186
Other receivables	-	817,564
Other current assets	1,665,571	1,743,008
Withholding taxes receivable, net	607,221	757,024
Inventories	506,403	5,105,770
Amount due from related parties	2,172,638	14,508,873
Assets held for sale	201,963	-
Total current assets	31,120,592	35,263,064
Non-current assets:
Restricted cash	1,608,762	1,300,005
Property, plant and equipment	4,043,725	8,066,761
Right-of-use assets	2,688,208	4,171,409
Intangible assets, net	2,836,250	5,793,143
Goodwill	411,862	2,679,445
Withholding taxes receivable, net	1,617,625	1,934,072
Deferred tax assets, net	1,085,477	1,511,753
Other non-current assets	402,447	447,322
Total non-current assets	14,694,356	25,903,910
Total assets	$45,814,948	$61,166,974
Liabilities and equity
Current liabilities:
Trade and other payables	$3,016,850	$2,633,995
Borrowings	337,241	3,181,616
Borrowing from a related party	3,104,149	3,148,500
Current portion of operating lease liabilities	1,239,066	1,774,192
Current portion of finance lease liabilities, net	108,597	398,136
Other current liabilities	3,171,643	2,477,369
Amount due to related parties	2,898,506	3,868,691
Convertible note payable	-	1,730,267
Liabilities directly associated with the assets held for sale	130,876	-
Total current liabilities	14,006,928	19,212,766
Non-current liabilities:
Borrowings	44,410	13,899,818
Operating lease liabilities	1,455,857	2,340,075
Borrowings from related parties	-	1,455,649
Finance lease liabilities, net	218,996	233,550
Other non-current liabilities	-	43,200
Provision for employee benefits	4,935,982	4,849,614
Total non-current liabilities	6,655,245	22,821,906
Total liabilities	20,662,173	42,034,672
Equity
Ordinary shares – par value $0.12 authorized 300,000,000 shares, issued and outstanding 9,830,373 shares at December 31, 2023; par value $0.12* authorized 7,500,000 shares, issued and outstanding 1,618,977* shares at December 31, 2022	1,179,680	194,313
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	80,983,164	46,231,302
Legal reserve	223,500	223,500
Warrants reserve	251,036	251,036
Accumulated deficit	(58,340,675)	(28,769,014)
Accumulated other comprehensive income	985,120	1,112,494
Capital & reserves attributable to equity holders of the Company	25,231,825	19,193,631
Non-controlling interests	(79,050)	(61,329)
Total equity	25,152,775	19,132,302
Total liabilities and equity	$45,814,948	$61,166,974

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.

Guardforce AI Co., Limited and Subsidiaries

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the years ended December 31,
	2023	2022	2021
		(Restated*)	(Restated*)
Cash flows from operating activities
Net (loss) from continuing operations	$(29,623,520)	$(18,603,626)	$(5,531,354)
Net profit (loss) from discontinued operations	34,138	(62,432)	39,700
Net (loss)	(29,589,382)	(18,666,058)	(5,491,654)
Adjustments for:
Depreciation	4,249,646	5,365,312	4,981,259
Amortization of intangible assets	993,594	616,095	51,383
Provision for obsolete inventories	3,797,552	942,882	-
Impairment loss on fixed assets	3,682,789	4,408,037	-
Stock-based compensation expense	1,101,800	252,095	-
Impairment loss on intangible assets	3,713,551	-	-
Impairment loss on goodwill	2,267,583	-	-
Allowance for doubtful debts on a related party receivable	5,637,527	-	-
Finance costs	653,460	1,083,276	909,093
Deferred income taxes	434,315	121,169	(732,868)
Provision for (Recovery of) expected credit loss on trade receivables and other receivables, net	899,433	(7,394)	-
Increase in provision for and write off of withholding tax receivables	683,344	448,243	190,038
Loss from fixed assets disposal	208,093	24,250	4,438
Changes in operating assets and liabilities:
(Increase) Decrease in trade and other receivables	(312,348)	428,772	(26,740)
Decrease (Increase) in other current assets	(64,759)	(332,188)	236,234
Decrease (Increase) in inventories	757,518	(2,876,443)	(967,994)
Decrease (Increase) in amount due from related parties	424,979	(15,725,707)	352,432
Decrease (Increase) in other non-current assets	33,924	(151,170)	(58,431)
Increase (Decrease) in trade and other payables	622,816	(18,773)	(437,086)
(Decrease) Increase in other current liabilities	(258,983)	947,020	1,944,617
(Decrease) Increase in amount due to related parties	(970,185)	3,884,995	(361,815)
(Increase) Decrease in withholding taxes receivable	(192,502)	258,989	88,353
Increase (Decrease) in provision for employee benefits	34,534	(193,639)	297,905
Net cash (used in) generated from operating activities	(1,191,701)	(19,190,237)	979,164

Cash flows from investing activities
Acquisition of property, plant and equipment	(2,107,069)	(4,402,394)	(5,235,480)
Proceeds from disposal of property, plant and equipment	-	5,235	-
Acquisition of intangible assets	(18,476)	(3,242,537)	(13,235)
Acquisition of subsidiaries, net of cash acquired	-	(1,765,933)	24,276
Net cash used in investing activities	(2,125,545)	(9,405,629)	(5,224,439)

Cash flows from financing activities
Proceeds from issue of shares	20,867,386	20,346,353	13,244,329
Proceeds from exercise of warrants	506,692	3,014,710	-
Proceeds from a convertible note	-	1,500,000	-
Cash repayment of a convertible note	(554,238)	-	-
Cash paid for the cancellation of fractional shares	(49,664)	-	-
Proceeds from borrowings	1,895,151	3,426,096	1,563,444
Repayment of borrowings	(2,890,252)	(4,499,358)	(1,334,930)
Payment of lease liabilities	(2,652,150)	(2,849,816)	(2,819,531)
Net cash generated from financing activities	17,122,925	20,937,985	10,653,312

Net increase (decrease) in cash and cash equivalents, and restricted cash	13,805,679	(7,657,881)	6,408,037
Effect of movements in exchange rates on cash held	(62,928)	34,714	(684,136)
Cash and cash equivalents, and restricted cash at beginning of year	8,230,644	15,853,811	10,129,910
Cash and cash equivalents, and restricted cash at end of year	$21,973,395	$8,230,644	$15,853,811
Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	$-	$4,579,880	$327,763
Equity portion of the settlement of a borrowing from a third party	15,914,615	-	-
Equity portion of purchase consideration paid for acquisition of fixed and intangible assets	1,848,000	-	-

*	Certain amounts have been restated to reflect the reclassification adjustments made between continuing operations and discontinued operations related to the divestiture of Handshake

Non-IFRS Financial Measures

To supplement our unaudited interim condensed consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net (loss) income represents net (loss) income before (i) finance costs, income tax benefit and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense, allowance for and write off of withholding tax receivables, provision for obsolete inventory and impairment loss on fixed assets.

Non-IFRS (loss) earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net (loss) income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net loss to EBITDA and non-IFRS net (loss) income for the periods indicated:

	For the years ended December 31,
	2023	2022	2021
Net loss from continuing operations – IFRS	$(29,623,520)	$(18,603,626)	$(5,531,354)
Finance costs	653,374	1,141,830	984,843
Income tax expense (benefit)	434,320	132,208	(732,868)
Depreciation and amortization expense	5,243,240	5,981,407	5,032,642
EBITDA	(23,292,586)	(11,348,181)	(246,737)
Stock based compensation expense	1,101,800	252,095	-
Provision for expected credit loss on trade receivables and other receivables	899,433	-	-
Allowance for doubtful debts on a related party	5,637,527	-	-
Impairment on goodwill	2,267,583	-	-
Impairment on intangible assets	3,713,551	-	-
Write off of/ Provision for withholding tax receivables	683,344	448,243	190,038
Provision for obsolete inventories	3,797,552	942,882	-
Impairment loss on fixed assets	3,682,789	4,408,037	-
Foreign exchange gains (losses), net	(305,026)	590,965	1,819,661
Adjusted net (loss) income (Non-IFRS)	$(1,814,033)	$(4,705,959)	$1,762,962

Non-IFRS (loss) earnings per share
Basic and diluted (loss) profit for the year attributable to ordinary equity holders of the Company	$(0.28)	$(3.80)	$3.83

Weighted average number of shares used in computation:
Basic and diluted	6,531,918	1,239,852 *	460,719 *

*	Giving retroactive effect to the 2023 share consolidation on January 31, 2023.